Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 3*

APTORUM GROUP LIMITED

(Name of Issuer)

Class A Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

G6096M106

(CUSIP Number)

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: CGY Investments Limited (“CGY Investments”) (1) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 449,724 (2)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 449,724 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 449,724 (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 17.76% (3)
(14)	Type of Reporting Person (See Instructions): CO

(1)	CGY Investments is 50% held by Seng Fun Yee (Mr. Darren Lui’s spouse), 25% held by Mandy Lui (Mr. Darren Lui’s sister) and 25% held by Adrian Lui (Mr. Darren Lui’s brother). Mr. Darren Lui however, controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother.

(2)	This includes 48,187 Class A Ordinary Shares and 401,537 Class B Ordinary Shares owned by CGY Investments. Since the Class B Ordinary Shares vote on a one for one hundred basis, CGY Investments is entitled to an aggregate of 40,201,887 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(3)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 1,927,606 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,600 votes) issued and outstanding as of May 17, 2023.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Darren Lui (“Darren” or “Mr. Lui”) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 224,863 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 224,863 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,863 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 8.88% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	This includes (i) 24,094 Class A Ordinary Shares and 200,769 Class B Ordinary Shares Mr. Lui controls through his spouse’s 50% ownership of CGY Investments. Since the Class B Ordinary Shares vote on a one for one hundred basis, Darren Lui is deemed to control an aggregate of 20,100,994 votes through CGY Investments. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)

Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 1,927,606 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,600 votes) issued and outstanding as of May 17, 2023.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Seng Fun Yee (“Seng Fun”) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 224,863 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 224,863 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,863 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 8.88% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	This includes 24,094 Class A Ordinary Shares and 200,769 Class B Ordinary Shares distributable to the Reporting Person based on her ownership of the equity interest in CGY Investments. Since the Class B Ordinary Shares vote on a one for one hundred basis, this Reporting Person is entitled to an aggregate of 20,100,994 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 1,927,606 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,600 votes) issued and outstanding as of May 17, 2023.

CUSIP Number: G6096M106

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2019, as amended on May 8, 2019 and July 11, 2019 (collectively, the “Schedule 13D” or the “Prior Filing”), with respect to Class A Ordinary Shares, $0.00001 par value per share (the “Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Issuer”). The Issuer’s principal executive office is located at 17 Hanover Square, London W1S 1BN, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

The purpose of this filing is to revise the beneficial ownership of the Reporting Persons included in the Schedule 13D. Of note, we are filing this amendment to reflect the Mr. Lui no longer owns any shares of DSF Investment Holdings Limited; the Prior Filing reported that Mr. Lui owned 29.5% of DSF Investment Holdings Limited, but he has since transferred such ownership to an entity that is wholly-owned by Mr. Lui’s mother via a private transaction.

Information set forth in response to any item of the Prior Filing, as amended and restated by this Amendment No. 3 (as so amended and restated, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

CUSIP Number: G6096M106

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A Ordinary Shares, $0.00001 par value per share (the “Class A Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Company”), and is being filed jointly by CGY Investments, Darren Lui, and Seng Fun Yee, (collectively, the “Reporting Persons”). The Company also has Class B Ordinary Shares. The Class B Ordinary Shares vote on a one for one hundred basis, but the holder can convert into Class A Ordinary Shares at any time, at his/her sole discretion, on a one for one basis.

The Company’s principal offices are located at 17 Hanover Square, London W1S 1BN, United Kingdom.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

(a)	CGY Investments;

(b)	Darren; and,

(c)	Seng Fun.

CGY Investments is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Due to the spousal relationship, Darren is deemed to control and/or have substantial influence on the disposition rights and voting rights over the shares held by Seng Fun based on Section 13(d) of the Exchange Act, but not those held by his siblings.

(b)

The principal business address of CGY Investments and Seng Fun are Unit A 3/F Cheong Sun Tower, 116-118 Wing Lok St, Sheung Wan, Hong Kong.

The principal business address of Darren is Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong.

(c)	The principal business of CGY Investments is to act as an investment holding company.

The principal business of Darren is Chief Executive Officer and Chief Accounting Officer of the Company.

The principal business of Seng Fun is as an investor.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	CGY Investments is a company incorporated in Hong Kong. Citizenship of Darren: Hong Kong Citizenship of Seng Fun: Malaysia

CUSIP Number: G6096M106

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2017, CGY Investments entered into a Subscription Agreement with the Company. As a result of this agreement, CGY Investments acquired 2,566 Class A Ordinary Shares for an aggregate purchase price of $99,999.57 (the “Subscription Shares”).

On March 23, 2018, Jurchen Investment Corporation (“Jurchen”) and CGY Investments entered into a Share Purchase Agreement (the “Purchase Agreement”). As a result of the Purchase Agreement, Jurchen transferred 44,615 Class A Ordinary Shares and 401,537 Class B Ordinary Shares to CGY Investments (the “Transfer Shares”) for a total consideration of $1.00 in the capital of the Company.

On May 17, 2023, Mr. Lui transferred his 29.5% equity interest of DSF Investment to Eternal Clarity Holdings Limited, which is wholly-owned by Darren’s mother in a private transaction at $13,000.

Item 4. Purpose of Transaction

CGY Investments received the Subscription Shares for investment purposes, and such purchase was made in CGY’s ordinary course of business.

CGY Investments received the Transfer Shares as a result of the Purchase Agreement and in order to increase their holding in Aptorum Group Limited.

The shares reported herein were acquired for investment purposes. The Reporting Persons may make further acquisitions of Class A Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of shares of the Company’s Class A Ordinary Shares and Class B Ordinary Shares held by CGY Investment to which this Schedule 13D relates is 449,724 shares, constituting approximately 17.76% of the Company’s outstanding votes against the voting rights represented by 1,927,606 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,600 votes) issued and outstanding as of May 17, 2023issued and outstanding as of May 17, 2023.

b.	The beneficial ownership of each of the Reporting Persons is:

a.	Darren: 224,863 (8.88%) through his control over certain of CGY Investments’ shares via his spouse.

b.	CGY Investments: 449,724 (17.76%)

c.	Seng Fun: 224,863 (8.88%) pro rata based on her ownership of CGY Investments.

CUSIP Number: G6096M106

c.	Darren is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 20,100,944 votes reported herein through Seng Fun’s ownership of CGY Investment.

Seng Fun holds 20,100,944 votes reported herein through CGY Investment, but due to the spousal relationship between the parties, Darren is deemed to control and/or have disposition rights and voting rights over such votes.

CGY Investments is 50% held by Seng Fun, the spouse of Darren, 25% held by Mandy, a sister of Darren and 25% held by Adrian, a brother of Darren. Each of Mandy and Adrian have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the shares each such person holds.

d.	There have been no other transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

f.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons and the Company entered into the Subscription Agreement. A copy of such agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

CGY Investments and Jurchen entered into the Purchase Agreement and the Transfer Agreement. A copy of such agreement are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

The Reporting Persons were also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Class A Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevented them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Class A Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). The related lock-up period has passed and therefore the Lock-Up Agreement has expired. A copy of the form of such agreement is attached as Exhibit 99.4 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

CUSIP Number: G6096M106

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 99.1	Joint Filing Agreement, dated January 3, 2019 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.2	Series A Subscription Agreement between APTUS Holding Limited and CGY Investments Limited (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.3	Share Transfer Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.4	Share Purchase Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.5	Form of Lock Up Agreement (incorporated by reference to Exhibit 42. to the Current Report on Form 6-K filed by the Company with the SEC on December 18, 2018.)

CUSIP Number: G6096M106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2023

CGY Investments Limited

By:	/s/ Mandy Lui Man Lok
Name: Mandy Lui Man Lok
Title: Director

By:	/s/ Darren Lui
Darren Lui

By:	/s/ Seng Fun Yee
Seng Fun Yee*

* The Reporting Persons disclaim beneficial ownership of the Class A Ordinary Shares except to the extent of their pecuniary interest therein.